Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Date of Fourth Quarter
and Fiscal Year 2005 Financial Results Release, Conference Call
and Webcast

TEL AVIV, ISRAEL, January 4, 2006, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), will release financial results for the fourth quarter and fiscal year ended December 31, 2005 before the opening of trading in New York on Monday, January 23, 2006. The financial results will be released over the news wires and will also be posted to the Aladdin Web site.

Mr. Yanki Margalit, Chief Executive Officer, and Ms. Efrat Makov, Chief Financial Officer, will host a conference call, to be simultaneously Webcast, on Monday, January 23, 2006 at the times indicated below. A question and answer session will follow management’s presentation. To participate, please call the following teleconferencing numbers. Please begin placing your calls five minutes before the hour:

Phone Number (800) 399-0427 (North America)
Phone Number +1 (706) 643-1624 (International)

Monday, January 23, 2006
At:
9:00 a.m. Eastern
8:00 a.m. Central
7:00 a.m. Mountain
6:00 a.m. Pacific
4:00 p.m. Israel

A live Webcast of the conference call will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Webcast and download any necessary audio software.

For those unable to participate in the call, a replay will be available from January 23, 2006 at 11:00 a.m. Eastern, through January 30, 2006 at 11:59 p.m., Eastern. Please call:

Phone Number (800) 642 - 1687 (North America)
Phone Number +1 (706) 645 - 9291 (International)
Access Code: 3957173

About Aladdin
Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.